[CC Letterhead]

August 5, 2009

VIA EDGAR AND BY HAND

Mr. Thomas Kluck

Mr. Duc Dang

Division of Corporation Finance

Mail Stop 3010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Two Harbors Investment Corp.

Registration Statement on Form S-4

File No. 333-160199

Filed June 24, 2009

Dear Mr. Kluck:

On behalf of our client, Two Harbors Investment Corp. (“Two Harbors”), a Maryland corporation, set forth below are the responses of Two Harbors to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 24, 2009 (the “July 24 Letter”), with respect to the Registration Statement (the “Registration Statement”) on Form S-4 (Registration No. 333-160199) filed by Two Harbors on June 24, 2009. The responses to the Staff’s comments are set out in the order in which the comments were set out in the July 24 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed today by Two Harbors via EDGAR, reflecting all changes to the Registration Statement. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1 unless otherwise noted.

General

1.	We note that you are requesting shareholders in a SPAC to make an investment decision based on your business plan. We further note that your proposed business plan does not provide Capitol shareholders with any specificity that would allow them to evaluate your assets or business prospects. As such, the shareholders would be making an investment decision to exchange their current holdings in a shell company to that of a blind pool. Please revise your disclosure throughout this document to ensure that you have provided the disclosure requested by Industry Guide 5 or advise.

We believe that Two Harbors has complied with Industry Guide 5 (“Guide 5”) by including in the Registration Statement a performance table that was designed specifically to best illustrate the residential mortgage-backed securities (“RMBS”) track record of Pine River Capital Management L.P. (“Pine River”), the parent of Two Harbor’s manager, PRCM Advisers LLC (the “Two Harbors Manager”). See “Business of Two Harbors—Historical Performance of Pine River’s RMBS Strategy.” As disclosed in the Registration Statement, this section includes relevant prior performance information for the RMBS strategy conducted by Pine River. For the period from February 2008 through July 2008, Pine River’s RMBS strategy was conducted as a component of the Nisswa Master Fund, a multi-strategy private hedge fund that during such period focused on global convertible arbitrage, capital structure arbitrage, SPAC warrant arbitrage and fixed income arbitrage. During the month of August 2008, the strategy was conducted in both the Nisswa Master Fund and the Nisswa Fixed Income Fund, however for purposes of investor reporting during the transition month of August 2008, returns from the strategy are attributed to the Nisswa Master Fund because until September 2008 the Nisswa Master Fund owned 100% of the equity interests in the Nisswa Fixed Income Fund. For the period beginning September 2008 through May 2009, the Pine River RMBS strategy was conducted exclusively through the Nisswa Fixed Income Fund.

In Amendment No. 1, Two Harbors has supplemented the above referenced performance information with additional performance information relating to the RMBS strategy. Specifically, we refer the Staff to the disclosure in Annex I to Amendment No. 1, which includes, the Nisswa Master Fund and for the Nisswa Fixed Income Fund, the following tables: Table I (Experience in Raising and Investing Funds), Table II (Compensation to Sponsor), Table III (Operating Results), Table IV (Sales or Disposals of Bonds and Investments) and Table V (Acquisitions of Bonds and Investments). We have not included Guide 5 Table IV (Results of Completed Programs) because Pine River has not completed any programs and the disclosure is therefore not applicable. In addition, we have provided supplementally to the Staff Exhibit I to this letter, which sets forth a detailed analysis, for each table required by Guide 5, of whether the disclosure (or similar disclosure) called for by the table is included in Amendment No. 1 and, if disclosure is not included, an explanation of why such disclosure is not applicable.

We have additionally added a cross reference to Annex I to the section entitled “Business of Two Harbors—Historical Performance of Pine River’s RMBS Strategy”.

We further note that the RMBS strategy discussed above and conducted through the Nisswa Master Fund and the Nisswa Fixed Income Fund are the only such programs sponsored by Pine River. Pine River does not sponsor any other investment vehicle that primarily invests in RMBS, real estate or real estate-related assets.

2.	We note the disclosure throughout this document that Capitol may utilize proceeds from this trust to enter into purchase transactions with shareholders to ensure that less than 30% of its shareholders vote against the transaction and seek conversion of their shares. Please revise to clarify if there is any limitation on the price you would offer to repurchase the shares. If you will offer a price greater than the conversion price, please state so.

It is anticipated that the maximum price that would be offered to repurchase shares would be the per-share conversion price at the time of the proposed business combination. We have revised the disclosure on page 79 to clarify the foregoing.

3.	Please revise to clarify how Capitol will select which shareholders to purchase shares from. Also, clarify if Capitol will select shareholders who have already submitted votes via proxy or at the meeting, if it decides to extend the time period to solicit additional votes, and made their conversion demands.

It is anticipated that Capitol Acquisition Corp. (“Capitol”) and/or Two Harbors would approach a limited number of large holders of Capitol that have voted against the merger proposal and sought conversion of their shares, or that have indicated an intention to do so, and engage in direct negotiations for the purchase of such holders’ positions. All holders approached in this manner would be institutional or sophisticated holders. We have revised the disclosure on page 79 to clarify the foregoing.

4.	If Capitol decides to target those that have already submitted votes and made conversion demands, it would appear such purchases should still count towards the 30% thresholds. The establishment of the threshold during the IPO process appeared to be a requirement to ensure that for the shareholders that remained, there would be a minimum amount of proceeds used as consideration for the business combination or to fund the operations of the company and a minimum number of investors to share in the risk of investment. If Capitol uses the proceeds from the trust, regardless of timing, to make purchases to influence the voting and conversion outcome, it would appear that the substance of the limitation established in the IPO prospectus and Capitol’s charter would be rendered ineffective. Please revise your disclosure to reflect such aggregation or revise to clearly explain how Capitol’s actions, in substance, comply with the guidelines, which they refer to as obligations in their IPO prospectus.

All shares purchased pursuant to the arrangements described above would be voted in favor of the merger proposal. Any agreement between the parties will provide for the holder to withdraw or revoke any exercise of its conversion exercise and to grant a proxy to Capitol’s designees to vote such shares in favor of the merger proposal at the meeting. This will effectively render the 30.0% threshold established in Capitol’s IPO prospectus and charter ineffective and make it easier for the parties to complete the transaction because such purchased shares would no longer be counted towards the 30.0% threshold. We have revised the disclosure on page 80 to clarify the foregoing.

5.	We note disclosure on page 75 and throughout this prospectus that Capitol shareholders may be entitled to rescission claims. You disclose that only if the merger is consummated or if trust proceeds are used to make public share purchases that rescission claims may materialize. It appears from the disclosure in Capitol’s IPO prospectus that the guidelines for acquiring a business or asset worth 80% of the trust proceeds and the prohibition from amending the articles prior to a business combination were meant to prevent you from seeking such action now. The act of filing this prospectus/proxy and efforts towards acquiring a blind pool non-operating entity appears to deviate from the guidelines established in the IPO prospectus. In addition, it appears from the disclosure in Capitol’s IPO prospectus and charter that Capitol was required to seek the approval of a majority of its disinterested independent directors which did not occur when the board approved each of the proposals. As such, it is unclear why the rescission liability does not attach based on your current efforts. Please advise or revise the prospectus/proxy accordingly.

Capitol’s current efforts are, in part, aimed at seeking stockholder approval of changes to its amended and restated certificate of incorporation to provide for matters that are different from, or contrary to, certain disclosures made in its IPO prospectus. Unless such changes are approved, Capitol will be required to liquidate in the manner disclosed in the IPO prospectus and the public stockholders will receive the liquidation payments provided for. Accordingly, we believe that differences from the IPO prospectus in the act of trying to accomplish the transaction should not be material to investors, who will be able to get liquidation proceeds if the transaction does not go forward, conversion proceeds if the transaction proceeds and they elect to convert, or rescission rights if the transaction proceeds and they do not dispose of their shares by conversion or sale. We believe this situation is adequately disclosed throughout the proxy statement/prospectus and, accordingly, no revisions are required in response to this comment.

6.	In the event that the purchases, using the trust proceeds, will involve third parties, please revise to explain how paying fees and a possible premium purchase price, in an attempt to meet the 30%

threshold, was determined to be in the best interest of Capitol’s shareholders, especially considering the remaining shareholders will experience a reduction in book value per share compared to value received by holders that either successfully convert their shares or have their shares purchased in order to affect their adverse vote.

As indicated above in response to comment 2, it is anticipated that the maximum purchase price that will be offered to holders of public shares for their shares will be the per-share conversion price at the time of the business combination. However, if holders refuse to enter into arrangements with Capitol to sell their Public Shares, Capitol may determine to engage a third party “aggregator” to buy such shares from those holders. In such a case, the aggregator would purchase the shares from the original holder and then subsequently sell such shares to Capitol. Capitol would, in addition to paying the purchase price of such shares (which would be the per-share conversion price) to this aggregator, pay it a fee. Such fee would typically be a small percentage of the aggregator’s total purchase price for such shares. Although the parties do not anticipate needing to engage the services of such an aggregator, if one is needed, the parties believe it will be in the best interests of stockholders that are voting in favor of the transaction since it will help to ensure that the transaction will be completed and the additional fee payable to the aggregator is not significant. We have revised the disclosure on page 80 to clarify the foregoing.

7.	We note your disclosure on page 6 regarding the fees and expenses, among other items, to be paid at the closing of the merger when the funds held in trust are released. Please disclose an estimate of the costs related to the business combination, including those related to Capitol’s IPO. Also compare these amounts to the expenses described in the use of proceeds table in Capitol’s Form S-1.

We have revised the disclosure on page 7 to provide the estimated costs related to the business combination to be paid at the closing of the merger. However, we respectfully believe that it is not appropriate to include Capitol’s IPO expenses in the expenses related to the proposed transaction with Two Harbors as those expenses are totally separate and distinct and had a different purpose (i.e., to consummate an initial public offering of securities). We have further revised the disclosure on page 7 to provide the estimate of expenses described in the use of proceeds table in Capitol’s IPO prospectus.

8.	It appears that the initial and secondary charter proposals contain several items that should be disclosed separately. Please refer to Rule 14a-4(a)(3) of the Exchange Act of 1934. Specifically identify the amendments to the charter that you are asking shareholders to approve and provide the information about each proposal that is required by Schedule 14A. Please consider whether the charter amendments can be appropriately combined into one proposal or whether they should be unbundled into separate proposals.

With respect to the initial charter proposal, all three items relate to amending the same section of Capitol’s amended and restated certificate of incorporation. Accordingly, we believe it is appropriate for the proposed initial charter amendments to be embodied in one single proposal. With respect to the secondary charter proposals, such proposals have been properly unbundled and presented as separate proposals. Although they are described together in a single section of the Registration Statement, each item is a separate proposal (as indicated on the proxy card filed with the Registration Statement) and will be voted on by Capitol stockholders separately. Furthermore, the information required for each proposal is currently disclosed in the Registration Statement. Accordingly, we respectfully do not believe any revision to the disclosure in the Registration Statement is required in response to this comment.

9.	We note your disclosure on page 74 that Capitol, Capitol Founders or other third parties may offer to purchase Capitol’s common stock issued in Capitol’s initial public offering. Please provide us a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to these offers and/or purchases. Please note that we will refer your response to the Division of Corporation Finance’s Office of Mergers and Acquisitions.

While the Commission has not defined the term “tender offer,” it has provided a set of seven elements as being characteristic of a tender offer as described in Wellman v. Dickinson and in other cases. As set forth below, we do not believe that a majority of these elements would be present in the purchase of Public Shares as described in the Registration Statement. Accordingly, we do not believe the tender offer rules are applicable to such purchases.

(a) Active and widespread solicitation of public shareholders for the shares of an issuer. Capitol, the Capitol Founders, Two Harbors and their respective affiliates do not intend to engage in any type of active or widespread solicitation of public stockholders for Capitol’s stock. Instead, purchases would be made in private transactions in specific individual instances with sophisticated investors, if at all.

(b) Solicitation made for a substantial percentage of the issuer’s stock. It is possible that purchases could rise to a percentage that would be substantial enough to be considered the type of purchases contemplated by this element. However, as there is no set amount of purchases that will definitely be made, it is possible that a smaller percentage of shares would be purchased.

(c) Offer to purchase made at a premium over the prevailing market price. It is anticipated that any purchases would be made at the current per-share price that would be offered to stockholders who vote no against the proposed business combination and seek conversion of their shares. Accordingly, stockholders who enter into purchase arrangements with Capitol would be treated no better than a stockholder who did not enter into such arrangement but sought conversion of his shares instead.

(d) Terms of the offer are firm rather than negotiable. As indicated above, purchases, if any, will be done in private transactions in specific individual instances. Therefore the terms will be negotiable based on each specific transaction.

(e) Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. As indicated above, purchases will be done on an individual basis rather than being tied to a fixed number to be purchased.

(f) Offer open only a limited period of time. Purchases could be made at any time up to the meeting of stockholders at which the business combination is to be approved. Capitol has until November 8, 2009 to complete the business combination. Accordingly, purchases could last several months.

(g) Offeree subjected to pressure to sell his stock. As indicated above, since the purchases could last for several weeks, there is not the type of pressure on stockholders to rush into “hurried, uninformed” investment decisions that the tender offer rules were designed to protect against. Furthermore, because a stockholder will always have the right to vote against the proposed business combination and seek conversion, there is no pressure for a stockholder to sell his shares.

Even when considering the totality of the circumstances in the present instance, we respectfully submit that any tender offer concerns should not apply. In the Hanson Trust case, 774 F.2d 47 (2d Cir. 1985), the Second Circuit declined to elevate Wellman to a ‘litmus test’, and stated that the question — whether a solicitation constitutes a “tender offer” within the meaning of Section 14(d) — turns on whether, viewing the transaction in the light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing requirements of Section 14(d) are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.1 Capitol and Two Harbors will have a robust and fulsome disclosure document, the Registration Statement and Capitol’s related proxy statement on file with the Commission and freely available to all stockholders. Accordingly, stockholders will have all the information available to them necessary to make a carefully considered appraisal of the proposal put before them. Further, the type of holders that would typically be approached by Capitol and Two Harbors regarding the above-referenced purchases are sophisticated or institutional holders. Accordingly, we do not believe that the tender offer rules apply to this transaction.

10.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption you and your subsidiaries intend to rely upon and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

As disclosed in the Registration Statement, Two Harbors intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Two Harbors is organized as a holding company that conducts its businesses primarily through Two Harbors Operating Company LLC (the “Subsidiary LLC”). We have been advised by Two Harbors that both Two Harbors and the Subsidiary LLC intend to conduct their operations so that they do not come within the definition of an investment company because less than 40% of the value of their total assets on an unconsolidated basis will consist of “investment securities.” The securities issued to the Subsidiary LLC by any wholly-owned or majority-owned subsidiaries that Two Harbors may

[1]	Although one court, S-G Securities v. Fuqua Investment Co. 466 F.Supp. 1114 (D.Mass.1978). 587 F.Supp. at 1256-57, has applied a two prong test to determine if a tender offer is occurring — (1) A publicly announced intention by the purchaser to acquire a block of the stock of the target company for purposes of acquiring control thereof, and (2) a subsequent rapid acquisition by the purchaser of large blocks of stock through open market and privately negotiated purchases – that case involved a publicly announced program that already met many of the Wellman factors and there was a noted lack of adequate disclosure available to security holders. As indicated above, this present situation does not meet many of the Wellman factors and there is significant disclosure available to security holders. Therefore, we respectfully believe that such analysis should not apply to the present circumstances.

form in the future that are excepted from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities the Subsidiary LLC may own, is not expected to have a value in excess of 40% of the value of the Subsidiary LLC’s total assets on an unconsolidated basis. In addition, we do not believe that Two Harbors or the Subsidiary LLC will be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because each will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the Subsidiary LLC’s wholly-owned or majority-owned subsidiaries, Two Harbors and the Subsidiary LLC will be primarily engaged in the non-investment company businesses of these subsidiaries.

Two Harbors expects that its principal subsidiary, Two Harbors Asset I, LLC, will qualify for an exemption from registration under the 1940 Act as an investment company pursuant to Section 3(c)(5)(C) of the 1940 Act. This subsidiary will conduct its business so that at least 55% of its portfolio will consist of qualifying assets and at least 80% of its portfolio will consist of qualifying assets and real estate-related assets under the 1940 Act. Qualifying assets for this purpose include mortgage loans and other assets, such as whole pool Agency RMBS, that the Staff in various no-action letters has determined are the functional equivalent of mortgage loans for the purposes of the 1940 Act.

Two Harbors may in the future also organize other special purpose subsidiaries that will borrow under the Federal Reserve System’s Term Asset-Backed Securities Loan Facility (“TALF”). Two Harbors expects that these TALF subsidiaries will rely on Section 3(c)(7) for their 1940 Act exemption and, therefore, the Subsidiary LLC’s interest in each of these TALF subsidiaries would constitute an “investment security” for purposes of determining whether the Subsidiary LLC passes the 40% test. Two Harbors anticipates that some of these subsidiaries may be organized to rely on the 1940 Act exemption provided to certain structured financing vehicles by Rule 3a-7. To the extent that Two Harbors organizes subsidiaries that rely on Rule 3a-7 for an exemption from the 1940 Act, these subsidiaries will need to comply with the restrictions contained in this Rule as disclosed in the Registration Statement. Two Harbors expects that the aggregate value of the Subsidiary LLC’s interests in TALF subsidiaries that seek to rely on Rule 3a-7 will comprise less than 20% of the Subsidiary LLC’s (and, therefore, Two Harbors’) total assets on an unconsolidated basis.

As a result of the above, we expect that most of any majority-owned subsidiaries that Two Harbors or the Subsidiary LLC creates will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the 1940 Act. Consequently, Two Harbors expects that its interests in these subsidiaries (which may constitute a substantial majority of Two Harbors’ assets) will not constitute “investment securities.” Consequently, Two Harbors expects to be able to conduct its operations so that it is not required to register as an investment company under the 1940 Act.

Clifford Chance US LLP, counsel to Two Harbors in the merger transaction, is prepared to render an opinion at the closing of the transaction to the effect that Two Harbors is not required to register as an investment company under the 1940 Act.

Prospectus Cover Page

11.	Much of the information you include here is very detailed and is repeated in the summary. Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please limit the cover page to one page, as required by Item 501.

We have revised the disclosure on the cover page of the prospectus as requested.

12.	Whether you retain the disclosure towards the bottom of the cover page concerning the deferred underwriting commissions here or relocate it in order to comply with Item 501 of Regulation S-K, please be sure to revise to clarify that Capitol shareholders will be entitled to the funds that the underwriters will not receive in a liquidation.

We have revised the disclosure on the cover page of the prospectus as requested.

13.	We note your disclosure on the cover page of the prospectus that the underwriter has agreed to reduce its deferred underwriting commission in exchange for certain rights to participate in future securities offerings by Two Harbors. Elsewhere in the prospectus, please discuss these negotiations in more detail, including the amount of the reduction. Also revise your MD&A section to discuss these future securities offerings.

We have revised the disclosure on pages 70 and 128 to further describe the negotiations. We have also revised the disclosure on pages 142 and 183 to discuss future securities offerings.

Summary of the material terms of the Merger, page 1

Since Capitol’s IPO prospectus contained certain differences in what is being proposed at the meeting, what are my legal rights, page7

14.	We note your disclosure that only those shareholders who do not seek conversion may have rescission claims against you. It is not clear how that is accurate. Please revise to provide the basis for the noted disclosure.

In the event the proposed transaction between Capitol and Two Harbors is consummated, any public stockholder that demands conversion will be paid the per-share conversion price for his shares and thereafter will no longer be a stockholder of Capitol. Accordingly, as such stockholder will have received the conversion price and will no longer hold any shares, he will not have any claim for rescission at that time. We have revised the disclosure on page 7 to clarify the foregoing.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 13

15.	Please disclose the historical and pro forma per share information as required by Item 3(f) of Form S-4. In addition, tell us how you complied with the requirement to include equivalent pro forma per share data required by Item 3(f).

We have included additional disclosure under “Unaudited Pro Forma Condensed Combined Financial Information” on page 115.

Risk Factors, page 14

16.	Risk factors should be brief and concise. There are several risk factors that are over a page long. For instance, we refer you to risk factors on pages 16, 18 and 21. Please revise to provide a brief and concise discussion that allows investors to understand the context of a single risk you are attempting to convey in each risk factor. Note that a more detailed explanation regarding the risk factors may be discussed later in the prospectus.

We have revised the risk factor disclosure in response to this comment. With respect to the first two risk factors identified in this comment, we have split each such risk factor into two risk factors that discuss separately the risks that previously were combined in the disclosure (see pages 17, 18 and 20) and, with respect to the third risk factor identified in this comment, we have summarized and reduced the disclosure related to the government initiatives (see page 23).

17.	Please include a risk factor that discusses the risk that the business combination was not approved by a majority of Capitol’s disinterested independent directors as required by Capitol’s charter and IPO prospectus.

We have revised the disclosure on page 52 to include the requested risk in the existing risk factor originally titled “Capitol’s board of directors did not obtain a fairness opinion in determining whether or not to proceed with the transaction with Two Harbors and as a result, the terms may not be fair from a financial point of view to Capitol’s public stockholders.”

The Two Harbors Manager’s, Pine River’s and Sub-Manager’s liability is limited under the management agreement ..…, page 30

18.	It appears from this risk factor that you are attempting to convey that your advisor and officers are not responsible to you and your shareholders as fiduciaries. If so, please revise to provide the legal basis for such assertion.

The intention of the prior disclosure was to convey that the relationship between the entities was contractual in nature, and to underscore that the responsibilities of the Two Harbors Manager to Two Harbors were set forth in the management agreement. In response to this comment, we have revised the disclosure on page 31 to delete the referenced sentence.

If Capitol is unable to complete the merger …, page 50

19.	Please revise to quantify the outstanding liabilities that could be asserted against the trust.

We have revised the disclosure on page 51 as requested.

Capitol’s board of directors did not …, page 50

20.	Please revise this risk factor to focus upon the risk. Please remove mitigating factors from the narrative such as the board conducting significant due diligence and the board’s qualifications. Instead, please discuss why a fairness opinion was required under Capitol’s charter and IPO prospectus for business combinations that would involve a target business that is affiliated with Capitol’s officers, directors and stockholders. Also revise similar disclosure at the bottom of page 69.

We have revised the disclosure on pages 52 and 70 as requested.

Proposals to be Considered by the Capitol Stockholders

The Initial Charter Proposal, page 59

21.	Please discuss whether Capitol sought to obtain a fairness opinion for the proposed business combination.

We have revised the disclosure on page 61 to indicate that Capitol did not seek to obtain a fairness opinion for the proposed transaction.

22.	It is unclear how the proposed changes to Capitol’s amended and restated certificate of incorporation are “consistent with the spirit” of Capitol’s IPO given the significant changes to the guidelines and principles set forth in its charter and IPO prospectus. Please advise or revise.

We have revised the disclosure on page 62 to remove the statement that the changes are consistent with the spirit in which Capitol offered its securities to the public.

Background of the Merger, page 64

23.	Please revise your disclosure to eliminate generic references to discussions or negotiations between the parties; instead describe the substance of those discussions and negotiations in more detail. Further, please identify the persons involved in each contact or negotiation or explain why such identification is not possible.

We have revised the disclosure in Amendment No. 1 as requested.

24.	We note that Capitol engaged in discussions and submitted letters of intents to several targets that were rejected. If reasons were provided for the targets’ decision, please revise to discuss such reasons.

All reasons that were provided to Capitol for the target’s decision to not proceed with any proposed transaction had previously been set forth in the Registration Statement. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

25.	We note that Capitol determined not to proceed with a business combination with the “global outsourcing company to original equipment manufacturers” to instead pursue the current proposed combination. Please revise to discuss the reasons for such decision and why the proposed combination was deemed the superior option.

We have revised the disclosure on page 68 as requested.

Capitol’s Board of Directors’ Reasons for the Approval of the Merger, page 66

26.	We note from page 58 of Capitol’s IPO prospectus, that it viewed the provisions in its charter and discussed in its prospectus to be “obligations to our stockholders and will not take any action to amend or waive these provisions.” Please revise to discuss the rationale for abandoning the noted obligations.

We have revised the disclosure on page 71 as requested.

27.	You disclose that Capitol’s management is highly qualified to render an opinion on the merits of this transaction. Please revise to discuss the management’s experience in making investments of raised funds in real estate programs.

We have revised the disclosure on page 71 as requested.

Two Harbors’ Potential for Future Growth, page 67

28.	Here or in the appropriate section, please revise to elaborate on “Capitol’s expertise and insight into federal government initiatives in the mortgage market.”

We have revised the disclosure on page 71 as requested.

29.	We note the disclosure on page 67 and elsewhere that non agency RMBS are trading at “relatively low prices” and that agency RMBS were trading at wide spreads to LIBOR. Regarding non agency RMBS, it is not clear how the prices are “relatively low” unless you disclose the basis for comparison. Also, it is not clear how the spread between agency RMBS and LIBOR is relevant to investors. Here or in the appropriate section, please revise to explain and discuss the relevance of the noted disclosures.

We have revised the disclosure on page 72 to set forth the basis for the comparison.

In addition, in the “Two Harbors’ Market Opportunity” section, on page 153 we have explained how the spread between agency RMBS and LIBOR is relevant to investors.

Asset Portfolios, page 68

30.	Considering you currently have no operations or assets, it is not clear how you are able to provide the disclosure in this table. Please revise to provide the basis for all the figures in this table and expand your disclosures to show the source for the information included. Advise us your consideration of dealer quotes, comparable company portfolios and historical return information of Pine River’s portfolio in compiling your analysis.

In response to this comment, we have supplemented the footnotes in the table on page 72. In particular, footnotes 2, 3, 4 and 6 discuss the basis for the haircut, yields, finance rate and interest expense, and prepayment, loss and default assumptions shown in the table and discussed in the footnotes.

In addition, we note supplementally to the Staff that this table is required to be included in the Registration Statement. Item 4(a)(2) of Form S-4 requires disclosure of the reasons of the registrant and of the company being acquired for engaging in the transaction. The information included in the table was reviewed by and considered in the analysis of Capitol’s board of directors as part of its reasons for approving the merger agreement and authorizing Capitol to engage in the transactions contemplated thereby. In addition, it is a fundamental part of the disclosure to security holders in any merger transaction in which the board of directors of an acquired company makes a recommendation to security holders as to how they should vote in the merger transaction for that disclosure to include the material basis for the board’s recommendation. We have been advised by Capitol that the information included in the table was one of the material elements underlying the board’s recommendation to security holders and therefore should be presented in the Registration Statement.

31.	Tell us your basis for only showing invested equity assuming no conversions as discussed in footnote (1). Otherwise, please expand your disclosures accordingly to also show the invested amounts assuming the maximum amount of conversions.

In response to this comment, we note supplementally to the Staff that we do not believe that the information conveyed in the table will change based on different conversion outcomes. This table, which as noted above was reviewed by Capitol’s board as part of its decision to approve the merger agreement, illustrates potential returns on equity regardless of the amount of equity that is available for investment by Two Harbors following the merger. As a result, we do not believe that showing a different table with different conversion assumptions would provide meaningful additional information to investors in determining how to vote with regard to the merger. Moreover, we note that only the table presented in the Registration Statement was reviewed and considered by Capitol’s board. As a result, we do not see a basis for including an alternative table.

32.	Substantially revise to disclose support for the assumptions used in footnotes (2), (3) and (5) to your tabular presentation.

We have supplemented the footnotes in the table on page 72 as requested.

33.	Reference is made to footnote (4) where you state the assets assume borrowings of nine times invested equity. Tell us your basis for this assumption and whether you have any firm borrowing commitments. If not, there does not appear to be a factual basis to include assets acquired through borrowings.

In response to this comment, we note supplementally to the Staff that, when the information in the table was presented to Capitol’s board, Two Harbors did not have in place any commitments for repurchase agreement financing. However, the borrowing assumption was based on the experience that Pine River has had with regard to the Nisswa Fixed Income Fund, wherein it is routinely able to secure repurchase agreement financings providing nine times invested equity or higher. In particular, footnote 2 discusses the 5% haircuts obtained in connection with repurchase agreement transactions effected by the Nisswa Fixed Income Fund around the time the presentation was prepared; in such a transaction the debt to invested equity ratio is 19 to 1. Furthermore, as noted in footnote 2, the maximum haircut since the Nisswa Fixed Income Fund’s inception has been 10% (i.e., nine times invested equity).

We have been advised by Two Harbors that it expects repurchase agreement financings to be available on terms that are similar to those used by the Nisswa Fixed Income Fund.

34.	It is not clear how the total leverage can be disclosed as 1.8x based on the total assets of $703 million and equity of $251.1 million. Please revise to clarify.

In response to this comment, we note that the ratio presented is debt to equity not debt to assets. We have included footnote 7 to the table to clarify this point on page 73.

Valuation, page 68

35.	Considering you currently have nominal assets and no operations, it is not clear how disclosure about the valuations of the company is appropriate here. You have already provided pro forma disclosure elsewhere in this document. Please revise to remove this valuation disclosure.

In response to this comment, we initially note that this information is required to be included in the Registration Statement. As required by Item 4(a)(2) of Form S-4, the information included in the section was reviewed by and considered in the analysis of Capitol’s board of directors as part of its reasons for approving the merger agreement and authorizing Capitol to engage in the transactions contemplated thereby. In addition, as described in more detail in our response to comment 30, the material basis for the board’s recommendation is a fundamental part of the disclosure to security holders in this context. We have been advised by Capitol that the information presented in this section was one of the material elements underlying the board’s recommendation to security holders and therefore should be presented in the Registration Statement.

We note that this valuation analysis is not valuing Two Harbors based on an assumption that it holds only cash; it is attempting to value Two Harbors assuming that Two Harbors invests the cash available to it upon consummation of the merger in its target asset classes in accordance with the strategies described elsewhere in the Registration Statement. We have revised the disclosure on page 73 to reflect the foregoing.

36.	It is not clear how the assumptions in this subsection are appropriate considering you have no basis for amount of conversions and side repurchases that will be made. Please revise to discuss the reasonable basis for the assumptions used in this subsection.

In response to this comment, we have included additional discussion of the quantitative effect conversions would have on the amounts held in the trust account on page 73.

Potential Adverse Factors Considered by Capitol, page 69

37.	It is not clear why you include the term “potential” in the caption for this subsection. The conditions listed below currently exist. Please revise to clarify.

We have revised the disclosure on page 74 as requested.

Interests of Capitol’s Directors and Officers and Others in the Merger, page 70

38.	We note the fourth bullet point concerning the possible personally liability of Mark Ein in event of Capitol’s liquidation. Please revise the disclosure here and where appropriate to quantify the liabilities that Mr. Ein would be responsible for in such situation.

We have revised the disclosure on page 76 as requested.

Sub-Management Agreement, page 71

39.	We note that the sub-manager’s fees are based on 20% of the advisor’s fees or 0.30% per annum of your stockholders equity. In the event the advisor waives its fees for a given period, please revise to clarify if that will affect the sub-manager’s fees.

We have revised the disclosure on page 77 to clarify that a waiver by the Two Harbors Manager of its fees for a given quarter will affect the Sub-Manager’s fees for such quarter.

40.	We note a termination fee of 7.7 times the annualized rate of the last quarterly payment is payable at the expiration of the agreement’s five year term. Please revise to clarify the party responsible for such payment.

We have revised the disclosure on pages 3 and 77 to clarify that the Two Harbors Manager would be responsible for such payment.

Conversion Rights, page 73

41.	Please revise to clarify the time frame you will provide to allow converting shareholders the opportunity to obtain their certificates in order to tender such certificates to you.

We have revised the disclosure on page 78 as requested.

Actions that may be taken to secure approval of Capitol’s stockholders, page 74

42.	We note that Capitol may make purchases for its own account to influence the voting outcome. Please revise to clarify if such purchases by Capitol will cause the shares to become treasury shares. If so, it is not clear how such status would affect the voting outcome of this transaction. Please revise to clarify.

We have revised the disclosure on page 80 as requested.

The Merger Agreement, page 78

43.	On page 84, we note that amendments to the merger agreement may be made. Please revise to clarify how shareholders will be notified of such changes prior to the meeting date.

We have revised the disclosure on page 89 as requested.

U.S. Federal Income Tax Considerations, page 85

44.	We note the disclosure in this section that the two parties will receive opinions of counsel. Please file the opinions prior to the effectiveness of this registration statement.

We hereby confirm that such opinions will be filed prior to the effectiveness of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 107

45.	Clarify your accounting treatment for the merger. In this regard, you state the merger is not a business combination within the scope of SFAS 141R, yet you describe it as a reverse merger and assign an accounting acquirer similar to the concepts from SFAS 141R for business combinations. To the extent this is a reverse merger under SFAS 141R, provide your analysis to support your conclusion that Capitol Acquisition Corp. is the accounting acquiree, specifically given it appears that Two Harbors is a nonsubstantive newco pursuant to paragraph A15 of SFAS 141R. Please revise accordingly to clarify the accounting treatment for the merger.

We have modified our disclosure to describe the transaction as an acquisition under SFAS 141R with Capitol as the accounting acquirer. Capitol will have all of the ownership of the newly merged entity. We have revised the disclosure on page 112 to clarify that the merger is being accounted for as an acquisition under SFAS 141R by Capitol for accounting purposes.

Description of the Acquisition and Basis of Presentation page 109

46.	We note on page 139 that Two Harbors Investment Corp. will conduct substantially all of its operations through Two Harbors Operating Company LLC subsequent to the merger. Advise us and disclose the ownership structure of the Operating Company post-merger, the terms of the underlying units held at the operating company level and any redemption obligations that would be settled in shares of stock of the post-merger entity.

In response to this comment, we note that initially the Subsidiary LLC will be a wholly-owned subsidiary of Two Harbors. The operating agreement of the Subsidiary LLC simply provides that

Two Harbors is the sole member, the sole managing member and the owner of a 100% interest in the Subsidiary LLC. Two Harbors has created its organizational structure with the Subsidiary LLC in order to maximize its future flexibility with respect to incentive compensation awards, financing activities and acquisitions and to help maintain its exemption under the 1940 Act. In the future, to the extent the Two Harbors board of directors determines to do so, Two Harbors may cause the Subsidiary LLC to issue units of limited liability company interest in the Subsidiary LLC to persons other than Two Harbors. The terms of any such units will be determined by the Two Harbors board of directors at such time and the operating agreement will be amended accordingly to reflect such terms. We have added disclosure to this effect on page 148.

47.	We note on page 152 that following the consummation of the merger, each of Two Harbors’ independent directors will receive a $100,000 annual directors fee paid in cash and restricted shares. Please tell us how these payments and other recurring compensation arrangements such as fees under your management and sub-management agreements were reflected in your pro forma financial statements. Given these arrangements are directly related to your transaction and include recurring expenses, it is not clear why you have not presented a pro forma statement of operations to reflect these amounts.

In response to this comment, we have revised the pro forma financial disclosure on page 115.

Unaudited Condensed Combined Pro Forma Balance Sheet, page 108

48.	Please describe how your pro forma balance sheet reflects the conversion of Capitol Acquisition Corp.’s outstanding common stock and warrants into like securities of Two Harbors Investment Corp. on a one for one basis as described on page 109. We note the combined pro forma information still reflects outstanding shares of Capitol Acquisition Corp. post-merger.

In response to this comment, we have revised the pro forma balance sheet in the document.

49.	Please tell us how you plan to account for the proposed amendment to the warrant agreement to increase the exercise price from $7.50 to $11.00 and to extend the expiration date from November 7, 2012 to November 7, 2013 and how this modification is reflected in your pro forma financial statements.

Two Harbors and Capitol have assumed that no warrants will be exercised immediately following the consummation of the merger because the expected book value per share of Two Harbors’ common stock will be below the amended strike price of the warrants. Accordingly, the pro forma financial statements do not reflect the modification of the warrants. Both Two Harbors and Capitol believe the increase in the exercise price and the extended expiration date of the warrants would result in no incremental fair value adjustment to the warrants. We have added disclosure reflecting the foregoing on page 116.

Notes to the Unaudited Condenses Combined Pro Forma Financial Statements

Note 2 – Pro forma Adjustments and Assumptions

Footnote (B), page 110

50.	Please tell us how the $8.5 million in underwriters fees described on page F-19 which are due to the underwriters of your Initial Public Offering are reflected in your pro forma financial statements.

As a result of negotiations among the parties, the underwriters have agreed to receive fees that are different from the fees referenced in the Staff’s comment. The fees to which the parties have agreed are described in detail on page 128 under “Other Information Related to Capitol – Capitol’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” The pro forma financial statements reflect these fees.

51.	We note that the transaction costs related to accounting, legal and financial advisory fees and underwriting fees decrease assuming the maximum conversion. Please describe your agreements to explain why these fees would decrease.

Certain fees payable pursuant to underwriting and financial advisory arrangements entered into by Capitol and Two Harbors contain a variable component which is tied to the amount in the trust account on the closing date of the merger net of any amounts paid to Capitol’s stockholders with whom Capitol enters into forward or other contracts before the close of the merger to purchase stockholders’ shares and any amounts paid to holders of the Public Shares of Capitol who vote against the merger proposal and demand conversion of their Public Shares. We have revised the disclosure on page 115 accordingly.

Footnote (D), page 110

52.	Based on disclosure on page 62, it appears that the merger will not be completed if 30% or more of the Public Shareholders vote against the transaction. However the description in footnote D refers to a maximum conversion equal to 58.7% of the outstanding Public Shares. Please amend your disclosure to reconcile how you determined the percentage and number shares converted in your pro forma financial statements.

Capitol, the Capitol Founders, Two Harbors and their respective affiliates may negotiate arrangements to provide for the purchase of the Public Shares from holders who indicate their intention to vote against the merger and seek conversion or who otherwise wish to sell their Public Shares. As indicated above in response to comment 4, such purchased shares would not be counted towards the 30% threshold and as a result, the transaction may close with less than 70% of the Public Shares remaining outstanding. However, the merger agreement includes as a condition precedent that there must be $100 million of capital remaining in Two Harbors after consummation of the transaction. The 58.7% of the Public Shares, or 15,410,013 shares, represents the total number of shares that, assuming 30% of the Public Shares are converted into their pro rata share of the funds in the trust account and/or Capitol takes such aforementioned actions to secure approval of the merger proposal, would be converted to, or otherwise purchased for, cash at a price of $9.87 per share from the funds in the trust account, while ensuring that $100 million remains in Two Harbors after consummation of the merger. We have revised the disclosure on page 115 to reflect the foregoing and have changed the relevant captions to read “Assuming Minimum Transaction Size of $100 Million.”

53.	Additionally we note that your adjustment is based upon a $9.87 per share price which is equal to the current per share value of the trust account. Confirm and disclose that any arrangements to purchase shares from Public Shareholders who intend to vote against the transaction will be at the current value of the trust account.

As indicated above in response to comment 2, it is anticipated that the maximum price that would be offered to repurchase shares would be the per-share conversion price at the time of the proposed business combination. We have revised the disclosure on page 115 to clarify the foregoing.

Business of Two Harbors, page 125

Pine River Capital Management L.P., page 125

54.	Please revise to clarify the portion of the $202 million in assets managed in the Nisswa Fixed Income fund that consists of RMBS.

We have revised the disclosure on page 132 as requested.

55.	Please revise to fully explain how the returns disclosed on page 126 were calculated.

We have revised the disclosure on page 132 to clarify how the returns were calculated.

56.	Please revise to disclose all the important assumptions used in the strategy performance information.

We have revised the disclosure on page 132 to set forth the important assumptions.

57.	We note the disclosure that the investment strategy of the Nisswa Fixed Income Fund is different from the strategy you intend on employing. Please discuss the differences and explain why the returns disclosure is relevant in light of those differences.

The disclosure on page 133 as revised discusses the material differences between the investment strategy of the Nisswa Fixed Income Fund and the investment strategy that Two Harbors intends to employ, and Two Harbors confirms that there are no other material differences. Despite these differences in the investment strategies, Two Harbors believes that the returns of the Nisswa Fixed Income Fund are relevant given the overlap between the strategies. Specifically, both the Nisswa Fixed Income Fund and Two Harbors focus on RMBS investments, utilize a similar investment process and pursue similar relative value strategies. Further, Two Harbors may invest in each target asset class of the Nisswa Fixed Income Fund, except for equity investments in REITs. In addition, Two Harbors believes that disclosing the performance of the Nisswa Fixed Income Fund demonstrates Pine River’s ability to manage risk and seek value in a volatile environment.

Portfolio Construction, page 129

58.	Please revise to discuss your investment strategy within the broad asset classes of agency RMBS and non-agency RMBS. In your revisions, please note the wide risk profiles and investment grades associated with non-agency RMBS and the types of loans that collateralize both agency and non-agency RMBS.

In response to this comment, we have added on page 135 additional disclosure as well as a cross reference to the more fulsome discussion of the attributes of these target asset classes.

Two Harbors’ Financing Strategy, page 136

59.	We note your disclosure that in current market conditions, you would likely only rely on government financing to engage in leverage non-agency RMBS investing. Please revise to discuss your leverage intentions once private financing becomes available again as it relates to your non-agency RMBS and explain whether such financing will affect your portfolio concentration of such securities.

We have added additional disclosure on page 142 relating to how private financing may affect the percentage of Two Harbors’ portfolio allocated to non-Agency RMBS and disclosure on page 144 respecting the additional financing strategy of utilizing bank credit facilities.

60.	Please revise to clarify if the availability of government financing for investment in non-agency RMBS will change the allocation disclose on page 129 under the caption “portfolio construction.”

We have added disclosure on page 135 relating to how government financing may affect the percentage of Two Harbors’ portfolio allocated to non-Agency RMBS.

Two Harbors’ Market Opportunity, page 144

61.	Please provide us with the reliable sources used as a basis for the disclosure in this section. Please mark the information in such sources that support your disclosure.

We have revised the notes to the charts included in this section on pages 152-155 to specify the applicable sources from which the applicable data is derived. We are also providing supplementally to the Staff copies of such source materials. We respectfully note to the Staff that, since certain of the source materials are lengthy, we are only providing copies of the pages containing the relevant data. We are happy to provide full copies of the source materials if necessary.

The Two Harbors Manager’s Management Fees…, page 159

62.	Please revise this section to include the incentive compensation that you may provide to the advisor’s personnel and affiliates as disclosed on page 153.

We have revised the disclosure on page 171 as requested.

63.	Please revise to clarify if the base management fee would be affected by any impairments made to your assets.

We have revised the disclosure on page 168 as requested.

Termination Fee, page 162

64.	Please revise to clarify if this fee is payable if you decide not to renew your relationship with the advisor after the initial three year term has expired.

We have revised the disclosure on page 171 as requested.

Conflicts relating to the Two Harbors Manager, page 164

65.	We note that Pine River’s fixed income team will also mange your portfolio and that you may purchase assets from portfolios managed by Pine River. Please revise to explain how the prices will be determined in such transactions.

We have revised the disclosure on page 173 as requested.

Financial Statements – Capitol Acquisition Corp.

Note 9 – Subsequent Event

66.	Please describe the impact to the merger, if any, if the NYSE Alternext initiates delisting procedures.

The parties have applied to have the common stock and warrants of Two Harbors listed on the New York Stock Exchange following consummation of the merger. Accordingly, it is not anticipated that there would be any material impact to the merger if the NYSE Amex initiates delisting procedures. Accordingly, we have not revised the disclosure in Amendment No. 1 in response to this comment.

Annex H

67.	Considering this opinion is included with the proxy as your basis for proposing the initial charter amendments, it does not appear appropriate for the opinion to specifically state on page H-9 that it is rendered “solely” for the benefit of the Capitol. Please have counsel revise the limitation on reliance.

The text of the opinion on page H-9 has been revised as requested.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay Bernstein and Brian Hoffmann, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

Jay L. Bernstein

Enclosures

cc:	Brian C. Taylor, Chairman
Two Harbors Investment Corp.
601 Carlson Parkway, Suite 330
Minnetonka, MN 55305

Mark D. Ein, Chief Executive Officer
Capitol Acquisition Corp.
509 7th Street, N.W.
Washington, D.C. 20004

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

Exhibit I

Table I. Experience in Raising and Investing Funds

	Disclosed (Yes or N/A)	Explanation
Dollar amount offered	N/A	The dollar amount offered is open-ended.
Dollar amount raised (100%)	Yes	See line item entitled “Dollar amount raised” in Table I.
Less offering expenses:
Selling commissions and discounts retained by affiliates	Yes	See line item entitled “Less offering expenses—Selling commissions and discounts retained by affiliates” in Table I and related footnotes disclosing that Pine River and its affiliates do not receive any commissions with respect to amounts raised.
Organizational expenses	Yes	See line item entitled “Less offering expenses—Organizational expenses” in Table I.
Other (explain)	Yes	See line item entitled “Less offering expenses—Other” in Table I.
Reserves
Percent available for investment	Yes	See line item entitled “Reserves—Percent available for investment” in Table I.
Acquisition costs:
Prepaid items and fees related to purchase of property	N/A	No properties are purchased, and there are no prepaid items and fees related to the purchase of assets.
Cash down payment	N/A	No down payments are required to purchase the assets.
Acquisition fees	N/A	No properties are purchased, and there are no acquisition fees required to be paid.
Other (explain)
Total acquisition cost	Yes	See line item entitled “Acquisition costs” in Table I.
Percent leverage (mortgage financing divided by total acquisition cost)	Yes	See line item entitled “Percent Leverage” in Table I.
Date offering began	Yes	See line item entitled “Date fund commenced” in Table I.
Length of offering (in months)	N/A	The length of offering is open-ended.
Months to invest 90% of amount available for investment (measured from beginning of offering)	N/A	The Nisswa Master Fund and Nisswa Fixed Income Fund are open-ended funds that are continuously raising capital, paying redemptions, securing financing and making investments.

Table II. Compensation to Sponsor

Type of Compensation	Disclosed (Yes or N/A)	Explanation
Date offering commenced	Yes	See line item entitled “Date fund commenced” in Table II.
Dollar amount raised	Yes	See line item entitled “Dollar amount raised” in Table II.
Amount paid to sponsor from proceeds of offering:	Yes	See line item entitled “Amount paid to sponsor from proceeds of offering” in Table II and related footnotes disclosing that Pine River and its affiliates do not receive any commissions with respect to amounts raised.
Underwriting fees	N/A	There are no underwriting fees.
Acquisition fees	N/A	No properties are purchased, and there are no acquisition fees required to be paid.
— real estate commissions	N/A	See above.
— advisory fees	N/A	See above.
— other (identify and quantify)
Other
Dollar amount of cash generated from operations before deducting payments to sponsor	Yes	See line item entitled “Realized net investment income before deducting payments to sponsor” in Table II.
Amount paid to sponsor from operations:	Yes	See line item entitled “Amount paid to sponsor from operations” in Table II which disclose the amounts paid to Pine River. Pine River receives compensation in the form of a management fee and an incentive fee.
Property management fees	N/A	No properties are managed, and there are no property management fees.
Partnership management fees	Yes	See line item entitled “Amount paid to sponsor from operations—Management Fees” in Table II.
Reimbursements	Yes	See line item entitled “Amount paid to sponsor from operations—Reimbursements” in Table II.
Leasing commissions	N/A	No properties are leased, and there are no leasing commissions.
Other (identify and quantify)
Dollar amount of property sales and refinancing before deducting payments to sponsor	Yes	See line item entitled “Dollar amount of sales of notes and investments before deducting payments to sponsor” in Table II.
— cash	N/A	No properties are sold, and there are no cash deductions.
— notes	N/A	No properties are sold, and there are no note deductions.
Amount paid to sponsor from property sales and refinancing:	Yes	See line item entitled “Amount paid to sponsor from sales of notes and investments” in Table II.
Real estate commissions	N/A	No real estate is sold, and there are no real estate commissions.
Incentive fees	Yes	See line item entitled “Incentive Fee” in Table II.
Other (identify and quantify)

Table III. Operating Results of Prior Programs

We have provided the operating results in Table III for the periods indicated. We note that certain of the line items have been modified to better describe the actual operating results of Pine River’s RMBS strategy and appear as set forth in the financial statements of the Nisswa Master Fund and the Nisswa Fixed Income Fund. For example, the line item “investment income” on the financial statements of the Nisswa Master Fund and the Nisswa Fixed Income Fund would be the equivalent of “gross revenues.”

	Disclosed (Yes or N/A)	Explanation
Gross revenues	Yes	See line item entitled “Investment income” in Table III.
Profit on sale of properties	N/A	No properties are purchased, and there are no profits to be received. See Table V which sets for the proceeds received from sales of bonds and investments.
Less: Operating expenses	Yes	See line item entitled “Expenses” in Table III.
Interest expense	Yes	See line item entitled “Expenses—Interest expense” in Table III.
Depreciation	N/A	None.
Net Income—GAAP Basis	Yes	See line item entitled “Net income (loss)” in Table III.
Taxable Income
—from operations	N/A	Tax treatment is determined for each investor on an individual basis. We have provided “Net income (loss)” and the components thereof in Table III.
—from gain on sale	N/A	Tax treatment is determined for each investor on an individual basis. We have provided “Net income (loss)” and the components thereof in Table III.
Cash generated from operations	Yes	See line item entitled “Cash generated from (used in)—Operating activities” in Table III.
Cash generated from sales	N/A	No properties are sold, and there is no cash generated from property sales. See Table V which sets for the proceeds received from sales of bonds and investments.
Cash generated from refinancing	Yes	See line item entitled “Cash generated from (used in)—Financing” in Table III.
Cash generated from operations, sales and refinancing	Yes	See line item entitled “Total cash generated (used)” in Table III.
Less: Cash distributions to investors	Yes	See line item entitled “Less—Redemptions” in Table III.
—from operating cash flow
—from sales and refinancing
—from other
Cash generated (deficiency) after cash distributions	Yes	See line item entitled “Cash generated (deficiency) after cash distributions and special items” in Table III.
Less: Special items (not including sales and refinancing) (identify and quantify)	Yes	See line item entitled “Less—Special Items” in Table III.
Cash generated (deficiency) after cash distributions and special items	Yes	See line item entitled “Cash generated (deficiency) after cash distributions and special items” in Table III.
Tax and Distribution Data Per $1000 Invested
Federal Income Tax Results:	N/A	Tax treatment is determined for each investor on an individual basis.
Ordinary income (loss)
—from operations
—from recapture
Capital gain (loss)	N/A	Tax treatment is determined for each investor on an individual basis.
Cash Distributions to Investors Source (on GAAP basis)	N/A	Tax treatment is determined for each investor on an individual basis.

	Disclosed (Yes or N/A)	Explanation
Gross revenues	Yes	See line item entitled “Investment income” in Table III.
Profit on sale of properties	N/A	No properties are purchased, and there are no profits to be received. See Table V which sets for the proceeds received from sales of bonds and investments.
Less: Operating expenses	Yes	See line item entitled “Expenses” in Table III.
Interest expense	Yes	See line item entitled “Expenses—Interest expense” in Table III.
Depreciation	N/A	None.
Net Income—GAAP Basis	Yes	See line item entitled “Net income (loss)” in Table III.
Taxable Income
—from operations	N/A	Tax treatment is determined for each investor on an individual basis. We have provided “Net income (loss)” and the components thereof in Table III.
—from gain on sale	N/A	Tax treatment is determined for each investor on an individual basis. We have provided “Net income (loss)” and the components thereof in Table III.
Cash generated from operations	Yes	See line item entitled “Cash generated from (used in)—Operating activities” in Table III.
—Investment income
—Return of capital
Source (on cash basis)	N/A	Tax treatment is determined for each investor on an individual basis.
—Sales
—Refinancing
—Operations
—other

Table IV. Results of Completed Programs

Pine River has not completed any programs, so the information called for by this table is not applicable.

Program Name
Dollar Amount Raised
Number of Properties Purchased
Date of Closing of Offering
Date of First Sale of Property
Date of Final Sale of Property
Tax and Distribution Data Per $1000 Investment Through
Federal Income Tax Results:
Ordinary income (loss)
—from operations
—from recapture
Capital Gain (loss)
Deferred Gain
Capital
Ordinary
Cash Distributions to Investors
Source (on GAAP basis)
—Investment income
—Return of capital
Source (on cash basis)
—Sales
—Refinancing
—Operations
—Other
Receivable on Net Purchase Money Financing

Table V. Sales or Disposals of Properties

Pine River is in the business of purchasing bonds and investments, and therefore the information called for by this table is not applicable to its business. We have instead provided in Table IV the proceeds received from the sale of bonds and investments in connection with Pine River’s RMBS strategy for the periods indicated, which we believe provides investors with more meaningful information regarding Pine River’s activities in selling and disposing of assets.

				Selling Price, Net of Closing Costs and GAAP Adjustments					Cost of Properties Including Closing and Soft Costs
Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting From Application of GAAP	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvement, Closing and Soft Costs	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures

Table VI. Acquisitions of Properties by Programs

Pine River is in the business of acquiring bonds and investments, and therefore the information called for by this table is not applicable to its business. We have instead provided in Table V the amount of bonds and investments purchased in connection with Pine River’s RMBS strategy for the periods indicated, which we believe provides investors with more meaningful information regarding Pine River’s acquisition of assets.

Name, location, type of property

Gross leasable space (sq. ft.) or number of units and total square feet of units

Date of purchase Mortgage financing at date of purchase

Cash down payment Contract purchase price plus acquisition fee

Other cash expenditures expensed

Other case expenditures capitalized

Total acquisition cost

Index of Supplemental Documents

	Document	Tab
1.	Amherst Securities Group LP — Non-Agency Mortgage Market Monthly Summary (May 2009)[1]	A
2.	UBS — Mortgage Strategy Group website information	B
3.	Merrill Lynch — The Mortgage Investor (May 2009)	C
4.	J.P. Morgan — MBS Prepayment Monthly (January 2009)	D

[1]

The information obtained from Amherst was originally contained in a one sheet handout provided to Pine River at an Amherst industry conference. The identical information was subsequently provided to Pine River in the above referenced report, which we have provided to the Staff.